                       Securities and Exchange Commission
                             Washington, D.C. 20549
                        -------------------------------

                                  SCHEDULE 13D
                                (RULE 13d - 101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                               (AMENDMENT NO. 7)


                        The Emerging Germany Fund Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $.001 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   290913102
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Gregory L. Melville
                           Bankgesellschaft Berlin AG
                                Alexanderplatz 2
                                 D-10178 Berlin
                                    Germany
-------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                October 16, 1998
-------------------------------------------------------------------------------
                         (Date of Event which Requires
                           Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]





                               Page 1 of 4 Pages

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
                                      13D

CUSIP NO.: 290913102                            PAGE 2 OF 4 PAGES

1.     NAME OF REPORTING PERSON
       S.S. OR I.R.S. ID NO. OF ABOVE PERSON

        Bankgesellschaft Berlin AG
------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                     (b) [ ]
------------------------------------------------------------------------------
3.     SEC USE ONLY
------------------------------------------------------------------------------
4.     SOURCE OF FUNDS                                                  WC
------------------------------------------------------------------------------
5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                          [ ]

------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION      Federal Republic of Germany
------------------------------------------------------------------------------
      NUMBER OF          7. SOLE VOTING POWER                      2,582,800
      SHARES            ------------------------------------------------------
      BENEFICIALLY       8. SHARED VOTING POWER                            0
      OWNED BY          ------------------------------------------------------
      EACH               9. SOLE DISPOSITIVE POWER                 2,582,800
      REPORTING         ------------------------------------------------------
      PERSON WITH       10. SHARED DISPOSITIVE POWER                       0
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON                                             2,582,800
------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES                                           [ ]

------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                18.4%
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON                                           BK
-------------------------------------------------------------------------------


                               Page 2 of 4 Pages

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This Amendment No. 7 amends and supplements Item 3 and Item 5 of the Schedule
13D of Bankgesellschaft Berlin AG (the "Bank") with respect to the shares of Common Stock, par value $.001 per share (the "Common Stock"), of The Emerging Germany Fund Inc. (the "Fund").

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  The source and amount of the funds used by the Bank to purchase the 2,154,600 shares of Common Stock reported in Item 5(a) was working capital and aggregated approximately $28,313,114 (exclusive of commissions).

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

                  (a) The Fund's proxy statement, dated March 16, 1998, relating to the 1998 Annual Meeting of Stockholders states that, as of the close of business on March 6, 1998, there were 14,008,334 shares of Common Stock outstanding. The percentage set forth in this Item 5(a) was derived using such number.

                  The Bank is the beneficial owner of 2,582,800 shares of Common Stock, which constitute approximately 18.4% of the outstanding shares of Common Stock.

                  (b) The Bank has sole power to vote and to dispose of the shares of Common Stock owned by it.

                  (c) During the last sixty days, the Bank has effected the following purchases in the shares of Common Stock, all of which were made on the New York Stock Exchange, except as indicated:


     Date                Number of Shares Purchased            Price Per Share
     ----                --------------------------            ---------------
September 17, 1998                10,000                          $13.3125
October 8, 1998                   10,000                           11.0000
October 16, 1998                   8,200                           11.2500
October 16, 1998                 400,000(1)                        11.2500


(1)    Made on the Mid-American Stock Exchange.

                  (d) No person other than the Bank has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the Bank.

                  (e) It is inapplicable to state the date on which the Bank ceased to be the beneficial owner of more than five percent of the Common Stock.


                               Page 3 of 4 Pages

                                   SIGNATURE


                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: October 23, 1998                       Bankgesellschaft Berlin AG


                                             By:   /s/ Gregory Melville
                                                   ----------------------------
                                                   Name:  Gregory L. Melville
                                                   Title: Assistant Director



                                             By:   /s/ Moritz A. Sell
                                                   ----------------------------
                                                   Name:  Moritz A. Sell
                                                   Title: Market Stategist



                               Page 4 of 4 Pages